TASEKO REPORTS $48 MILLION OF ADJUSTED EBITDA IN THE
FIRST QUARTER 2017

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 3, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2017.

Russell Hallbauer, President and CEO of Taseko, commented, “Gibraltar’s strong production performance in the first quarter translated into another quarter of great financial results. Adjusted EBITDA increased to $47.9 million, up from ($4.5) million in the same period last year, due to higher copper and molybdenum production, improved pricing for both metals and stable mine operating costs. Over the last two quarters, our adjusted EBITDA has exceeded $90 million and we expect these favourable results to continue in the coming quarters.”

“Also, during the first quarter we sold a silver stream for $44 million which strengthened our balance sheet and we ended the quarter with a cash balance of $149 million, up 130% in the last six months. More importantly, our net debt was reduced by $65 million during the first quarter. The reduced net debt and expected further reductions in the quarters ahead, provides us with added financial flexibility and numerous options to deal with our debt which is maturing in 24 months,” continued Mr. Hallbauer.

“Total operating costs (C1)* were down another 10% in the first quarter to US$1.33 per pound. Better than expected grade and strong molybdenum production and sales combined with consistent site spending were the major contributors in the low cost per pound,” concluded Mr. Hallbauer.

First Quarter Highlights

  Earnings from mining operations before depletion and amortization* were $53.4 million, a 15% increase over the fourth quarter of 2016 due to increased production, lower unit costs and higher metal prices;

  Net income for the period was $16.5 million or $0.07 per share and adjusted net income* was $15.3 million ($0.07 per share);

  Adjusted EBITDA* for the quarter was $47.9 million;

  The Company’s cash balance at March 31, 2017 was $149.3 million;

  Site operating costs, net of by-product credits* were US$1.00 per pound produced and total operating costs (C1)* were US$1.33 per pound produced, down 44% and 37%, respectively, from the first quarter of 2016;

*Non-GAAP performance measure. See end of news release.

  Copper production at Gibraltar (100% basis) was 41.3 million pounds and molybdenum production was 0.9 million pounds;

  Total sales for the first quarter were 40.8 million pounds of copper and 0.9 million pounds of molybdenum; and

  In March the Company completed a US$33 million streaming agreement with Osisko Gold Royalties Ltd. (“Osisko”) for Taseko’s 75% share of payable silver production from the Gibraltar Mine.

HIGHLIGHTS

Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2017	2016	Change
Revenues	104,389	58,183	46,206
Earnings (loss) from mining operations before depletion and amortization*	53,427	(304)	53,731
Earnings (loss) from mining operations	43,850	(13,814)	57,664
Net income (loss)	16,479	(1,515)	17,994
Per share - basic (“EPS”)	0.07	(0.01)	0.08
Adjusted net income (loss)*	15,254	(18,083)	33,337
Per share - basic (“adjusted EPS”)*	0.07	(0.08)	0.15
EBITDA*	49,145	11,002	38,143
Adjusted EBITDA*	47,934	(4,492)	52,426
Cash flows provided by (used for) operations	79,765	(4,106)	83,871

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2017	2016	Change
Tons mined (millions)	21.8	21.5	0.3
Tons milled (millions)	7.3	7.5	(0.2)
Production (million pounds Cu)	41.3	28.8	12.5
Sales (million pounds Cu)	40.8	30.5	10.3

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Tons mined (millions)	21.8	18.5	21.5	26.2	21.5
Tons milled (millions)	7.3	7.3	7.4	7.2	7.5
Strip ratio	2.4	1.1	1.0	2.4	1.7
Site operating cost per ton milled (CAD$)	$8.59	$9.13	$9.47	$9.67	$9.59
Copper concentrate
Grade (%)	0.328	0.319	0.259	0.252	0.228
Recovery (%)	85.9	87.0	85.9	84.1	84.4
Production (million pounds Cu)	41.3	40.7	33.1	30.6	28.8
Sales (million pounds Cu)	40.8	40.4	29.8	30.3	30.5
Inventory (million pounds Cu)	5.9	5.6	5.4	2.1	1.9
Molybdenum concentrate
Production (thousand pounds Mo)	866	764	185	-	-
Sales (thousand pounds Mo)	859	798	105	-	-
Per unit data (US$ per pound produced)*
Site operating costs*	$1.15	$1.23	$1.64	$1.77	$1.81
By-product credits*	(0.15)	(0.11)	(0.06)	(0.03)	(0.03)
Site operating, net of by-product credits*	$1.00	$1.12	$1.58	$1.74	$1.78
Off-property costs	0.33	0.36	0.31	0.33	0.33
Total operating costs (C1)*	$1.33	$1.48	$1.89	$2.07	$2.11

OPERATIONS ANALYSIS

First quarter results

Gibraltar’s operating performance in the first quarter was in line with management’s expectation.

Gibraltar mill throughput was 7.3 million tons of ore. A total of 21.8 million tons were mined during the quarter, at a strip ratio of 2.4 to 1.

Copper head grade increased to 0.328%, which is slightly better than planned as a result of higher grade ore encountered in the current mining sequence. Copper recovery was 86% resulting in first quarter copper production of 41.3 million pounds, which is an increase over the fourth quarter of 2016.

The molybdenum circuit continued to operate at design capacity in the period. A total of 0.9 million pounds of molybdenum were produced, with recoveries averaging 51%.

Site operating costs per pound produced* decreased to US$1.15 in the first quarter of 2017 from US$1.23 in the fourth quarter of 2016. The lower unit cost in the first quarter was a result of increased copper production and capitalized stripping allocation.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

Total site spending has been maintained at a consistent level in recent quarters. A total of $14.1 million of waste stripping costs were capitalized in the quarter primarily related to the Pollyanna pit as well as waste stripping in the Granite pit. Site operating cost per ton milled* was $8.59 in the first quarter of 2017, which is lower than recent quarters primarily due to the increased capitalization of stripping costs.

By-product credits per pound produced* increased to US$0.15 in the first quarter of 2017 from US$0.11 in the fourth quarter of 2016. The increase was a result of higher molybdenum prices and sales volume, partially offset by lower silver by-product credits. The lower silver revenues are due to the new silver stream agreement with Osisko which was effective from the beginning of 2017.

Off-property costs per pound produced* were US$0.33 for the first quarter of 2017. The prior quarter off-property costs were US$0.36 per pound as a higher portion of shipments were made to the Company’s joint venture partner at benchmark terms, as opposed to Gibraltar’s normal treatment and refining costs which are lower than benchmark terms.

Total operating costs (C1) per pound* decreased to US$1.33, a 10% reduction from the fourth quarter of 2016.

GIBRALTAR OUTLOOK

Overall, Gibraltar has maintained a stable level of operations and management continues to focus on further improvements to operating practices to reduce unit costs. The molybdenum plant continues to operate at design capacity, and molybdenum prices have recently increased to nearly US$9.00 per pound from approximately US$7.50 per pound in the fourth quarter of 2016.

The Canadian to US dollar exchange rate is expected to remain at a range similar to previous quarters. A weak Canadian dollar contributes to improved operating margins at Gibraltar as approximately 80% of mine operating costs are paid in Canadian dollars.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. During the first quarter of 2017, total expenditure of $3.7 million was incurred on the Florence Copper, Aley and New Prosperity projects. Taseko will continue to take a prudent approach to spending on development projects.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS – CONTINUED

Florence Copper

In January 2017, the Company announced that completed technical work on the Florence property has resulted in a significant improvement in project economics. On February 28, 2017, the NI 43-101 technical report documenting these results was filed on www.sedar.com.

Florence Copper Technical Report Highlights:

  Pre-tax net present value of US$920 million at a 7.5% discount rate;
  Pre-tax internal rate of return of 44% with a 2.3 year payback;
  Operating costs of US$1.10 per pound LME grade cathode copper;
  Total life of mine production in excess of 1.7 billion pounds of copper;
  Average annual production of 81 million pounds of copper for the life of mine;
  21 year mine life;
  Total pre-production capital cost of US$200 million; and
  Long-term copper price of US$3.00 per pound.

The Florence Copper project is currently in the final stages of permitting for the Production Test Facility (“PTF”). The PTF will include a well field comprised of thirteen (four injection and nine recovery) commercial scale production wells and numerous monitoring, observation and point of compliance wells, and also an integrated solvent extraction and electrowinning plant.

The Temporary Aquifer Protection Permit for the test facility was issued in August 2016 and was subject to an appeal. In March 2017, the Arizona Water Quality Appeals Board conducted a hearing on three remaining issues under appeal and dismissed the appeal, upholding the permit.

In December 2016, the Company received the final Underground Injection Control (“UIC”) permit for the test facility from the EPA. This permit is now going through an appeal process. Once the UIC permit is upheld the Company will have all of the permits required for construction and operation of the PTF.

New Prosperity

The two Judicial Reviews initiated by Taseko were heard in federal court over a five day period in the week of January 30, 2017. Both Judicial Reviews focus on the principles of administrative and procedural fairness. Taseko’s allegation is that the Government of Canada, through the conduct of the environmental assessment and the decisions which resulted from it, failed in their obligation to uphold those fundamental principles. A decision is expected from the court within six to nine months.

On February 12, 2016, Taseko announced that it had filed a civil claim in the BC Supreme Court against the Canadian federal government. The claim seeks damages in relation to the February 25, 2014 decision concerning the New Prosperity Project in that the Government of Canada and its agents failed to meet the legal duties that were owed to Taseko and that in doing so they caused and continue to cause damages, expenses and loss to Taseko.

Taseko is proceeding with its request to amend the British Columbia environmental assessment certificate for the New Prosperity Project. In addition, Taseko has filed a Notice of Work with the Ministry of Energy & Mines which will allow the Company to gather information to advance mine permitting under the British Columbia Mines Act.

Note: Gibraltar is a contractual, unincorporated joint venture between Taseko Mines Limited (75% interest) and Cariboo Copper Corp. (25% interest). All production and sales figures are reported on a 100% basis, unless otherwise noted.

Taseko will host a conference call on Thursday, May 4, 2017 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally. Alternatively, a live and archived webcast will also be available at tasekomines.com. The conference call will be archived for later playback until May 11, 2017 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 86614020.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs. Site operating costs is calculated by removing net changes in inventory and depletion and amortization and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of

	Three months ended
	March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2017	2016
Cost of sales	60,539	71,997
Less:
Depletion and amortization	(9,577)	(13,510)
Net change in inventory	1,405	(1,087)
Transportation costs	(5,217)	(3,593)
Site operating costs	47,150	53,807
Less by-product credits:
Molybdenum, net of treatment costs	(5,807)	-
Silver, excluding amortization of deferred revenue	(449)	(916)
Site operating costs, net of by-product credits	40,894	52,891
Total copper produced (thousand pounds)	30,943	21,615
Total costs per pound produced	1.32	2.45
Average exchange rate for the period (CAD/USD)	1.32	1.37
Site operating costs, net of by-product credits (US$ per pound)	1.00	1.78
Site operating costs, net of by-product credits	40,894	52,891
Add off-property costs:
Treatment and refining costs of copper concentrate	8,456	6,314
Transportation costs	5,217	3,593
Total operating costs	54,567	62,798
Total operating costs (C1) (US$ per pound)	1.33	2.11

site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign currency gains/losses; and
  Non-recurring transactions, including related tax adjustments.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2017	2016
Net income (loss)	16,479	(1,515)
Unrealized loss on derivatives	1,466	701
Unrealized foreign exchange gain	(2,677)	(19,625)
Other non-recurring expenses*	-	3,430
Estimated tax effect of adjustments	(14)	(1,074)
Adjusted net income (loss)	15,254	(18,083)
Adjusted EPS	0.07	(0.08)

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

EBITDA and adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized gains/losses on derivative instruments;
  Unrealized foreign exchange gains/losses; and
  Non-recurring transactions.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments,

	Three months ended March 31,
($ in thousands, except per share amounts)	2017	2016
Net income (loss)	16,479	(1,515)
Add:
Depletion and amortization	9,577	13,597
Share-based compensation expense	3,359	1,641
Finance expense	8,034	6,835
Finance income	(331)	(256)
Income tax expense (recovery)	12,027	(9,300)
EBITDA	49,145	11,002
Adjustments:
Unrealized loss on derivative instruments	1,466	701
Unrealized foreign exchange gain	(2,677)	(19,625)
Other non-recurring expenses*	-	3,430
Adjusted EBITDA	47,934	(4,492)

and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

* Other non-recurring expenses includes legal and other advisory costs associated with the special shareholder meeting, the proxy contest and related litigation, and other non-recurring financing costs.

NON-GAAP PERFORMANCE MEASURES – CONTINUED

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Earnings (loss) from mining operations	43,850	(13,814)
Add:
Depletion and amortization	9,577	13,510
Earnings (loss) from mining operations before depletion and amortization	53,427	(304)

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per share amounts)	2017	2016
Site operating costs (included in cost of sales)	47,150	53,807

Tons milled (thousands) (75% basis)	5,489	5,608
Site operating costs per ton milled	$8.59	$9.59

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark-to-market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.